FROM:     Lawrence A. Rand                   Louis Lipschitz
          Kekst and Company                  Toys "R" Us, Inc.
          437 Madison Avenue                 461 From Road
          New York, NY  10022                Paramus, NJ  07652
          (212) 593-2655                     (201) 368-5548

FOR:      Toys "R" Us, Inc.                  FOR IMMEDIATE RELEASE
          (NYSE :  TOY)



          TOYS "R" US ANNOUNCES MANAGEMENT CHANGES AND PRELIMINARY
                              RESULTS FOR 1997

          GOLDSTEIN NAMED CHAIRMAN;  NAKASONE BECOMES CEO; KRYSIAK
                     JOINS COMPANY AS PRESIDENT AND COO



PARAMUS, NEW JERSEY, February 25, 1998 -- Toys "R" Us announced today major changes in its senior management structure and also provided preliminary results for its fiscal year ended January 31, 1998.

Michael Goldstein (56), Vice Chairman and Chief Executive Officer, will become Chairman of the Board. The company's founder, Charles Lazarus, will become Chairman Emeritus and remain on the Board. Robert C. Nakasone (50), President and Chief Operating Officer, will be promoted to Chief Executive Officer. Bruce Krysiak (47), President and Chief Operating Officer of Dollar General Corporation of Nashville, TN, will join the company as President and Chief Operating Officer and President of Toys "R" Us, USA. In addition, Mr. Krysiak was elected today to serve as a member of the company's Board of Directors.

Further, Keith Van Beek (51), President of Toys "R" Us, Canada, will become President of Merchandising and Marketing for Toys "R" Us, USA; and David Rurka (51), Managing Director of Toys "R" Us, United Kingdom, will become Chairman of the company's newly-created European Management Board, in addition to retaining his current responsibilities.

All of these changes are effective immediately, with the exception of Bruce Krysiak. While Bruce will serve as a consultant to Toys "R" Us immediately, his official role as President begins on April 13, 1998.

"We've been planning this transition with great care for some time," said Mr. Goldstein. "We've accomplished a lot of the things we set out to do in the 15 years I've been at Toys "R" Us. Now that we have a full senior management team assembled to ensure a smooth transition, the time is right for me to take a less active role in the operations of the company. That's certainly easier to do knowing that the company is in capable hands. Bob Nakasone has done an outstanding job over his 13 years with Toys "R" Us, including the last four years as President and Chief Operating Officer. He has the vision and the ability to lead the company toward winning strategies in the coming years, and I'm confident that he'll serve the company, our employees and shareholders well."

"This is an exciting opportunity, and I'm looking forward to the challenges ahead," said Mr. Nakasone. "Mike has been instrumental in initiating the repositioning of our company; however, there's still a lot of work to be done. We've got a strong management team in place. Bruce Krysiak's years of experience in retail operations, merchandising and marketing will be invaluable as we move forward, and Keith and David have both been outstanding contributors to Toys "R" Us. The combined talents of these individuals and the other members of our senior management team comprise some of the best talent in the retail industry. I think the coming years will be exciting ones for Toys "R" Us."

The Company also said that, based on preliminary results, it will report earnings per share for the 1997 fiscal year of approximately $1.70 per share. "While our preliminary results indicate that we will report another year of record sales, it's clear that we fell short of the earnings target we set for ourselves, which was to achieve record earnings. It appears we will have the second highest earnings in the company's history. The primary shortfall came on the gross margin line and resulted from higher costs relating to our promotional Holiday selling program; additional distribution and handling costs related to higher than planned inventory levels; and higher than historical inventory shortages," said Mr. Nakasone. "Despite the higher level of shortages, the company's inventory shrinkage is very well controlled and is still significantly lower than the industry norm."

He went on to add, "Our focus in 1998 will concentrate on refining our Concept 2000 store prototype, the profitable expansion of Babies "R" Us, and accelerating our positive earnings momentum in International. We will also focus on increasing our free cashflow by operating with lower inventory levels (targeting a reduction of $500 million in same store inventories by the year 2000) and a heightened control over operating costs and capital expenditures; increasing the efficiency of our marketing and merchandising programs to improve same store sales with lower costs; and aggressively repurchasing our stock under our $1 billion stock buyback program."

Toys "R" Us will release its audited results on March 11.

Toys "R" Us is the world's premiere retailer of children's products currently operating 1,454 stores; 698 toy stores in the United States; 441 international toy stores, including franchise stores; 215 Kids "R" Us children's clothing stores, 98 Babies "R" Us stores; and 2 KidsWorld stores.

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